

BARINGTON CAPITAL GROUP, L.P.

January 10, 2025

Dear Fellow Matthews Shareholder:

We are Barington Capital Group, L.P., an investment firm that, together with the other participants in our solicitation (collectively "Barington"), beneficially owns approximately 1.9% of the outstanding shares of Matthews International Corporation ("Matthews" or the "Company"). As stockholders since April 2022, we believe that Matthews has vast value potential that is not being realized by its current Board of Directors (the "Board") and long-tenured Chief Executive Officer, Joseph Bartolacci. Despite repeated promises of value creation, the Board and Mr. Bartolacci have been unable to deliver results for shareholders. We strongly believe that after 18 years of empty promises, the time for change at Matthews is now.

We are writing to request your support for the election of our three highly qualified director nominees – Ana Amicarella, Chan Galbato and James Mitarotonda – to the Board at Matthews' 2025 Annual Meeting of Shareholders (the "Annual Meeting") on February 20, 2025. Each of our nominees has significant experience helping companies improve long-term value and is committed to protecting the interests of **all** Matthews' shareholders. If you share our belief that change is required at Matthews, please **VOTE** for our nominees on the enclosed **GOLD** proxy card today.

VOTE GOLD TO DRIVE LONG-TERM VALUE CREATION AT MATTHEWS

We believe the below four-step plan represents the best path forward for Matthews to drive long-term value creation. This plan includes:

1   **Refreshing the composition of the Board and improving Matthews' corporate governance and capital allocation** by adding new, experienced directors with proven records of creating long-term value for shareholders, and declassifying Matthews' staggered Board;

2   **Promptly commencing a search for a new CEO**, after 18-years of deteriorating operating results, increasing debt, and underperforming shareholder value creation;

3   **Focusing on businesses where Matthews can create long-term shareholder value** by having the Company not only divest its poorly performing SGK Brand Solutions segment, but also follow through with its strategic review of its Warehouse Automation and Product Identification businesses within its Industrial Technologies segment and identify an experienced and well-funded industry partner for its emerging Energy Storage (dry cell lithium-ion battery manufacturing) business; and

4   **Improving cash flow** by increasing the amount of Matthews' sales, general and administrative (SG&A) expense reduction initiatives from $50 to $80 million and by allocating cash received from divestitures and the Memorialization segment to reduce indebtedness.


WE BELIEVE THAT CEO JOSEPH BARTOLACCI HAS ERODED VALUE FOR MATTHEWS' SHAREHOLDERS DURING HIS 18-YEAR TENURE

Matthews' record of long-term value creation for shareholders has been dismal under Mr. Bartolacci's protracted tenure. The Company's Common Stock (including dividends) has significantly underperformed its self-selected peers and the market as a whole not just over the past one-, three-, five- and ten-year periods, but over Mr. Bartolacci's 18-year tenure as CEO:

CUMULATIVE TOTAL RETURN TO SHAREHOLDERS THROUGH 12/31/2024
(Percent change; including dividends)   *Source: S&P Capital IQ*

	Matthews	**Company Peer Group[1]**	**S&P 500 Index**	**Russell 2000 Index**
1-Year	(21.9)	9.3	23.3	10.0
3-Years	(17.6)	18.6	23.4	(0.7)
5-Years	(16.3)	50.7	82.1	33.6
10-Years	(29.7)	148.1	185.7	85.1
18-Years (CEO Tenure)	2.2	580.0	341.8	210.3

It is our belief that Matthews' disappointing share price performance is the result of, among other things, poor operational execution and capital allocation overseen by its CEO. Indeed, the Company's share price has declined by over 20% during Mr. Bartolacci's tenure, falling from $36.77 per share on October 2, 2006, the day he was appointed CEO, to $27.68 per share on December 31, 2024.[2] **Worse, the Board has watched idly as Mr. Bartolacci has continued to erode shareholder value.**

It is clear to us that Mr. Bartolacci lacks the credibility and requisite experience required to continue to lead Matthews due, in part, to his long history of making lofty commitments to shareholders without delivering meaningful results.[3] In our view, he has exhibited a troubling pattern of using promises of future value creation from the Company's investments to divert attention from its deteriorating performance. Over time, his focus on the promised path to a brighter future has shifted from SGK Brand Solutions to Product Identification and, most recently, to Energy Storage. This pattern, reminiscent of a shell game, leaves shareholders chasing promises without results.

For example, between 2014 and 2024, Mr. Bartolacci promised growth at SGK Brand Solutions while revenue declined by 32.8%. Similarly, Mr. Bartolacci promised the imminent launch of the Company's new printing technology in 2017, and yet eight years later the product is still in beta testing.[4] **Shareholders deserve a CEO who delivers on the Company's commitments and a Board that holds this CEO accountable. We believe Matthews currently has neither and that shareholders deserve better.**



WE BELIEVE MATTHEWS' TRACK RECORD OF OPERATING EXECUTION AND CAPITAL ALLOCATION HAS BEEN EXTREMELY POOR

In our view, the Company's dismal share price performance reflects a consistent pattern of deteriorating operating performance and poor capital allocation decisions – including unsuccessful acquisitions – during Mr. Bartolacci's tenure. According to the Company's proxy statement, Matthews focuses on four performance metrics – 1) adjusted net income, 2) economic value added, 3) adjusted operating cash flow, and 4) return on invested capital ("ROIC").[5] Each of these performance metrics has performed poorly over the time periods reported by the Company:

- **Adjusted net income** declined from $72.4 million in 2011 to $67.0 million in 2024, a decrease of 4.9%;

- **Economic value added** increased from $22.8 million in 2011 to $27.3 million in 2024, a paltry average annual increase of 1.4%;

- **Adjusted operating cash flow** decreased from $231.7 million in 2020 to $153.8 million in 2024, a decline of 33.6%; and

- **Return on Invested Capital** declined from 14.7% in 2017 to 5.9% in 2024, a decrease of 8.9 percentage points, according to our estimates.[6]

While the Company invested a whopping $1.8 billion, including $1.2 billion in acquisitions and $625.2 million in capital expenditures, during Mr. Bartolacci's tenure to grow revenue, it has done so with little regard for profits, earnings per share or return on capital invested.[6] Notably, we estimate that more than half (approximately 55%) of these investments have been put towards the Company's lower margin SGK Brand Solutions segment, with only 25% being allocated to the Company's highest margin, highest return Memorialization segment.[7] As a result, Matthews' balance sheet has significantly deteriorated over the last 18 years and normalized earnings per share have fallen by more than half, from $2.52 in fiscal 2006 to $1.18 in fiscal 2024.[8]

- **The acquisition of Schawk, Inc.** (SGK Brand Solutions) is a prime example of poor capital allocation and operating execution. Since the Company's $616.7 million acquisition in fiscal 2014, SGK Brand Solutions' revenue has decreased by $262.3 million, or 32.8%, falling from $798.4 million in fiscal 2015 to $536.6 million in fiscal 2024. Matthews wrote down its investment by a total of $266.2 million, underscoring what we see as likely missteps associated with the operation of this business under Mr. Bartolacci's leadership.[8] While we applaud the Company for its announced sale of SGK Brand Solutions, we question the Company's return on its investments in this segment. Moreover, it is unfortunate that the transaction occurred only after Barington called for changes to Matthews' management and Board.

- **Similarly, the Company's investments in its Industrial Technologies** segment during Mr. Bartolacci's tenure – which include more established businesses such as Warehouse Automation and Product Identification as well as its emerging Energy Storage (dry cell lithium-ion battery manufacturing) business – have delivered little value for shareholders. We have repeatedly urged Matthews to follow through on its recently announced plans to explore strategic alternatives for its Industrial Technologies segment but have seen little progress.



- **The Company's investment in dry cell lithium-ion battery manufacturing equipment is equally concerning** given its limited experience competing in the lithium-ion battery market and ongoing litigation with Tesla, Inc. ("Tesla"), which appears to be its only customer for this equipment. Matthews seems ill-equipped to compete effectively in this competitive and capital-intensive industry, and we believe that the Company's ability to commercialize and scale its technology remains highly uncertain. We have urged the Company on multiple occasions to secure a strategic partner with the relevant expertise, capital and industry relationships necessary to successfully commercialize its lithium-ion battery manufacturing equipment. We have seen little progress on this front either.

- **Further, we view the Company's investment in Liquid X Printed Metals, Inc. ("Liquid X")** as yet another example of poor capital allocation under Mr. Bartolacci's leadership and evidence of an entrenched and conflicted Board. Matthews has invested a total of approximately $3.1 million in Liquid X, a private company specializing in ink technologies, yet it is unclear to us how the Board believed Matthews' investment in Liquid X would benefit Matthews' shareholders. Notably, Mr. Bartolacci is a director of Liquid X and Gregory S. Babe, a Matthews' director and Chief Technology Officer and Group President of its Industrial Technologies segment, serves as Liquid X's President and CEO.

> **Simply put, Matthews' shareholders would have been better off if Mr. Bartolacci had done nothing and returned the Company's cash to shareholders.**

MATTHEWS SHAREHOLDERS DESERVE A DECLASSIFIED BOARD WITH NEW DIRECTORS COMMITTED TO ENHANCING AND SUSTAINING VALUE

Ultimately, the Matthews Board has failed in its responsibility to hold management accountable, as evidenced by its retention of Mr. Bartolacci for 18 years and approval of capital allocation. We believe the Board's composition is overly entrenched and long-tenured, in part due to its classified structure, and needs new, experienced directors. As of January 2, 2025, Matthews' directors have a median tenure of approximately 10 years – four years longer than the median director tenure at S&P 500 companies, according to Spencer Stuart's 2024 Board Index – and eight of 11 directors have a tenure of 10 or more years. Institutional Shareholder Services has stated that "a tenure of more than nine years is considered to potentially compromise a director's independence."[11]

We believe that shareholders should support directors with long tenures if they create shareholder value. In the case of Matthews, each of its long-tenured directors has presided over a declining share price during his or her tenure. Case in point, its nominees include:

- **Alvaro Garcia-Tunon**, who has served on the Board since October 2009. During this 15-year tenure, the Company's share price declined by 26.7% and the Company's total shareholder return underperformed the S&P 500 index by 456.2% through December 31, 2024.[2]

- **Terry L. Dunlap**, who has served on the Board since February 2015. During this 10-year tenure, the Company's share price declined by 43.0% and the Company's total shareholder return underperformed the S&P 500 index by 208.5%, through December 31, 2024.[2]



- **J. Michael Nauman**, a new nominee for election to the Board, who has served on the board of directors of the Commercial Vehicle Group, Inc, a micro-cap diversified industrial products and services company, since July 2021. During his tenure as a director of this company, its share price declined by 76.3%. Mr. Nauman has no other public company board experience.[2]

In contrast, Barington's three highly qualified nominees have business, financial, and public company board experience as well as the fresh perspectives the Matthews Board requires. They include:

- **Ana Amicarella**, who has extensive business management and public board experience, as well as over 30 years' experience in the energy and power generation industry and financial expertise, which we believe make her a valuable addition to the Board.

- **Chan Galbato**, who has significant experience in multiple operational and strategic roles, as well as extensive service on the boards of various public and private companies, which we believe make him a valuable addition to the Board.

- **James Mitarotonda,** who has the knowledge of, and experience investing in, companies in a wide variety of industries; deep financial, investment banking, and corporate governance expertise; and extensive public board service including at manufacturing and industrial companies, which we believe make him a valuable addition to the Board.

We believe that the Board must promptly be refreshed with our nominees. If elected, our nominees are committed to working constructively with the other members of the Board to improve the Company's corporate governance, strategic focus, return on invested capital, and revenue growth, as outlined in our four-step plan to value creation, subject to their fiduciary duties. Furthermore, while shareholders are not being asked to vote on the classification of the Board at the Annual Meeting, we believe the Board should be declassified to allow shareholders to evaluate the performance of directors annually.

PROTECT YOUR INVESTMENT BY VOTING THE <u>GOLD</u> PROXY CARD TODAY "FOR" THE ELECTION OF BARINGTON'S NOMINEES

We have attempted in good faith to work with the Company to unlock its value potential, even agreeing to provide consulting and advisory services to Matthews. Despite our track record of helping numerous companies enhance long-term value, the Board and CEO kept us at arms-length, limiting our interactions to quarterly meetings with management to discuss the Company's quarterly financial performance and a single presentation to the Board.

While Matthews appears to have finally followed one of our proposals, recently announcing that it was pursuing a sale of the SGK Brand Solutions segment, we are disappointed that the Company took these steps only after we called for the Board to replace Mr. Bartolacci as CEO and our intention to commence a proxy solicitation became evident. We believe this further proves that the election of Barington's nominees is critical to ensuring the Board takes all steps necessary to unlock the Company's full value potential.



We do not take this step lightly, but feel it is a critically important step to maximizing Matthews' value. We urge you to support our efforts to elect Ana Amicarella, Chan Galbato and James Mitarotonda at the Annual Meeting to establish an experienced and strong voice for shareholders in the Matthews boardroom.

Vote **GOLD** today to protect the value of your and our investment in the Company!

Thank you for your support,

James Mitarotonda
Chairman and Chief Executive Officer
Barington Capital Group, L.P.

Important Information and Participants in the Solicitation

Barington has filed a definitive proxy statement and associated **GOLD** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly-qualified director nominees at the upcoming annual meeting of stockholders of the Company. Details regarding the Barington nominees and the participants in its solicitation are included in its proxy statement and Barington strongly advises all shareholders of the company to read the proxy statement and other proxy materials as they contain important information.

The participants in Barington's proxy solicitation are Barington, Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, 1 NBL EH, LLC, Joseph Gromek, Ana B. Amicarella and Chan W. Galbato.

If you have any questions, require assistance in voting your **GOLD** universal proxy card,
or need additional copies of Barington's proxy materials, please contact:



1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 285-5990
E-mail: info@okapipartners.com



Endnotes:

[1]Company Peer Group performance is based on the market capitalization-weighted total shareholder return (including dividends) of the companies in Matthews' self-selected peer group as identified in its 2025 proxy statement which consists of Barnes Group Inc., Columbus McKinnon Corporation, Deluxe Corporation, Enpro Inc., Graco Inc., ICF International, Inc., Hillenbrand, Inc., John Wiley & Sons, Inc., Mativ Holdings, Inc., MSA Safety Incorporated, Minerals Technologies Inc., Moog Inc., Service Corporation International, Standex International Corporation, TriMas Corporation, Woodward, Inc., but excluding Altra Industrial Motion Corp., Kaman Corporation, and Stagwell Inc. whose stock did not trade for the entire period from October 2, 2006 to December 6, 2024 (the "Peer Group").

[2]S&P Capital IQ.

[3]For example, in 2018, Mr. Bartolacci shared that "we are making good progress on the execution of our growth strategy … within our SKG Brand Solutions segment, for the first time in a while, our pipeline of wins and proposals is robust and growing" (Matthews, Q2 2018 earnings call, April 27, 2018). In 2020, Mr. Bartolacci opined that "SGK … is expected to deliver nominalized results for the fourth quarter and positioned to deliver a strong recovery into next year" (Matthews, Q3 2020 earnings call, July 31, 2020) and again in 2022 he announced that "with SGK, we're expecting growth" (Matthews Q4 2022 earnings call, November 18, 2022). Yet, revenue decreased by $262.3 million, or 32.8% between fiscal 2015 and fiscal 2024. Similarly, nearly every year since 2017, Mr. Bartolacci has lauded the imminent launch of a new innovative printing solution, telling investors in January of 2017 that "[w]e are approaching the launch of what we believe to be a significant new product" (Matthews Q1 2017 earnings call, January 27, 2017) and frequently claiming "progress". As of the date of this letter, the product is still in beta testing and the Company is preparing for another delayed launch in "the latter half of fiscal 2025" (Matthews Q4 2024 Earnings Call, November 22, 2022).

[4]Company Securities and Exchange Commission ("SEC") filings.

[5]According the Company's 2025 Proxy statement, the Company believes that the key elements in the creation of shareholder value are: growth in adjusted EBITDA, "economic value added", and strong operating cash flow. The Company reports growth in adjusted net income for the entire Company in place of adjusted EBITDA. In addition, the Company rewards executives based on the Company's return on invested capital.

[6]Matthews quarterly earnings calls 2014 to 2024.

[7]Matthews' fiscal 2007-2024 Form 10K filings.

[8]Matthews' fiscal 2007 Form 10K and fiscal 2024 Form 10K filings; normalized earnings per share have been adjusted to remove the effects of one-time expenses and one-time gains divided by the weighted average number of fully diluted shares outstanding.

[9]Telsa sued Matthews for allegedly stealing trade secrets related to Tesla's battery-manufacturing process and sharing them with Tesla's's competitors. The lawsuit claims that Matthews owes damages that Tesla "conservatively estimates will exceed $1 billion" for misusing Tesla trade secrets. Tesla, Inc. v. Matthews International Corporation (5:24-cv-03615).

[10]As reported in Matthews' fiscal 2024 Form 10K filing, the Company has recognized a non-cash impairment charge of $3.1 million, representing a full write down of its investment in Liquid X.

[11]ISS Governance QuickScore 2.0 Overview and Updates, January 2014; *How Long Is Too Long? Activists Continue To Target Director Tenure*, Skadden Publication/The Informed Board, Fall 2024.